SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

(Amendment No. 5)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.65 per share	M7524R116
(Title of class of securities)	(CUSIP number)

THE CAPRI FAMILY FOUNDATION
53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor
Panama, Republic of Panama
(Name, address and telephone number of person authorized to receive notices and communications)

November 19, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: GESAFI REAL ESTATE S.A. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (**)
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,725,055
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,725,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.71% (**)
14	TYPE OF REPORTING PERSON: OO

(*) Based on 5,122,830 Ordinary Shares outstanding of Optibase Ltd. as of January 7, 2014 (excluding: (i) 2,800 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of January 7, 2014 or within 60 days thereafter, and (ii) 53,895 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: FILIPPONE BUSINESS S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (**)
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: PZ NOMINEES II S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (**)
14	TYPE OF REPORTING PERSON: CO

The statement on Schedule 13D filed on August 12, 2011 relating to ordinary shares, par value NIS 0.65 per share (the “Ordinary Shares”) of Optibase Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended on September 8, 2011, June 14, 2012, November 5, 2012 and November 21, 2012 is hereby further amended as set forth below by this Amendment No. 5 (this "Statement") in connection with the transfer of all shares held directly by Gesafi Real Estate S.A. to The Capri Family Foundation and the acquisition of an additional 1,300,580 Ordinary Shares by The Capri Family Foundation.

Item 1.  Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement filed by Gesafi Real Estate S.A, a Panama Corporation (“Gesafi”), The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”), Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”), and PZ Nominees II S.A., a company organized under the laws of the Republic of Panama ("PZ Nominees II") (Gesafi, Capri, Filippone and PZ Nominees II together as the “Reporting Persons”) relates to the Ordinary Shares of the Issuer, the principal executive offices of which are located at 10 Hasadnaot Street, Herzliya 4672837, Israel.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a)-(c) This Statement is being filed by Gesafi, a corporation organized under the laws of the Republic of Panama, Capri, a foundation organized under the laws of the Republic of Panama, Filippone, a company organized under the laws of the Republic of Panama, and PZ Nominees II, a company organized under the laws of the Republic of Panama.

The place of business of Gesafi is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Gesafi's core activity is the holding of investments. Capri is the holder of 100% of the equity interest of Gesafi.  The place of business of Capri is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Capri's core activity is the holding of investments.  The beneficiaries of Capri are the children of Tom S. Wyler, who also serves as Chief Executive Officer of Optibase, Inc., a subsidiary of the Company.

Filippone was formerly the Corporate Councillor of Capri. The place of business of Filippone was 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. On January 3, 2013, Filippone completed liquidation proceedings in which it has been dissolved and Mr. Eduardo Gonzalez Garay appointed as a liquidator of Filippone.

PZ Nominees II was the holder of 100% of the equity interest of Filippone.  The place of business of PZ Nominees II is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. PZ Nominees II's core activity is the holding of other companies.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted) and citizenship of the executive officers and directors of Gesafi, Capri and PZ Nominees II are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph:

The Ordinary Shares transferred from Gesafi to Capri in November 2013, as described in Item 4, below, were transferred without consideration.

The consideration used by Capri in the acquisition of additional Ordinary Shares on December 31, 2013 pursuant to the Flamingo Agreements and the Continuum Agreement, as described in Item 6, below, was 12 luxury condominium units located in Miami Beach, Florida.

Item 4.    Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraph:

Pursuant to the powers of the councillors of Capri, Gesafi transferred all of its Ordinary Shares to Capri without consideration, as follows: 5,000 Ordinary shares on November 8, 2013, 8,000 Ordinary Shares on November 12, 2013 and 1,114,185 Ordinary Shares on November 19, 2013.

The additional Ordinary Shares were acquired by Capri on December 31, 2013 pursuant to the Flamingo Agreements and the Continuum Agreement, as described in Item 6, below, in order to effectuate the sale of 12 luxury condominium units located in Miami Beach, Florida to subsidiaries of the Company.

Following the completion of Filippone’s liquidation proceedings on January 3, 2013, Filippone ceased to be the Corporate Councillor of Capri.  As a result, Filippone and P.Z. Nominees II may no longer be deemed the beneficial owners of shares owned by Capri.

Depending on market conditions, the Reporting Persons may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

Except as set forth in this Item 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A to the Statement on Schedule 13D filed August 12, 2011, have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons specifically reserve the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.  Interest in Securities of the Issuer.

 Item 5 of Schedule 13D is hereby amended and restated as follows:

 (a) Capri beneficially owns 3,725,055 Ordinary Shares or approximately 72.71% of the outstanding Ordinary Shares of the Issuer (based on 5,122,830 Ordinary Shares outstanding of Optibase Ltd. as of January 7, 2014 (excluding: (i) 2,800 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of January 7, 2014 or within 60 days thereafter, and (ii)  53,895 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.  Other than as described above, to the best knowledge of the Reporting Persons, none of the persons set forth on Annex A attached hereto beneficially owns any securities of the Issuer.

(b)  Capri has sole voting and dispositive power with respect to 3,725,055 Ordinary Shares.

(c) Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A attached hereto effected any transaction in the shares of Optibase during the past 60 days.

(d) Not applicable.

(e) Following the completion of Filippone’s liquidation proceedings on January 3, 2013, Filippone ceased to be the Corporate Councillor of Capri.  As a result, Filippone and P.Z. Nominees II may no longer be deemed the beneficial owners of more than five percent of the Ordinary Shares as of such date.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following paragraphs:

On November 19, 2013, the Company's wholly-owned subsidiary, Optibase FMC, LLC, a Delaware limited liability company, entered into two purchase and sale agreements (the "Flamingo Agreements") to acquire eleven luxury condominium units including ten parking spaces in the Flamingo-South Beach One Condominium located at 1500 Bar Road in Miami Beach, Florida (the "Flamingo Units").  The sellers of the Flamingo Units are two private companies indirectly controlled by Capri.  The purchase price in consideration for the Flamingo Units was $3,870,750 in the aggregate, paid by the Company in 600,115 newly issued Ordinary Shares of the Company issued to Capri, at a price per share of $6.45.  Shareholders of the Company approved the Flamingo Agreements on December 19, 2013, and the acquisitions pursuant to the Flamingo Agreements closed on December 31, 2013.

On November 19, 2013, the Company's wholly-owned subsidiary, Optibase Real Estate Miami LLC, a Florida limited liability company ("Optibase Miami"), entered into an agreement (the "Continuum Agreement") to acquire a luxury condominium unit (including two parking spaces) in the Continuum on South Beach Condominium (the "Continuum Unit") located in Miami Beach, Florida.  The seller of the Continuum Unit (the "Continuum Unit Seller") is indirectly controlled by Capri.  The purchase price under the Continuum Agreement was $4,950,000, paid by the Company in 767,442 newly issued Ordinary Shares of the Company issued to Capri, at a price per share of $6.45.  Beginning at the closing of Optibase Miami's acquisition of the Continuum Unit, the Continuum Unit Seller leased the Continuum Unit from the Company for a term of 36 months. The rent for the entire period of the lease was prepaid at a rate of $12,000 per month including sales tax (for a total rent of $432,000 including sales tax) (the "Rent"). The Rent was paid by the Continuum Unit Seller at the closing date of the transaction in 66,977 Ordinary Shares of the Company, at a price of $6.45 per share (which offset the number of Ordinary Shares issued to Capri by the Company as detailed above).  Thus a total of 700,465 Ordinary Shares were issued to Capri in the transaction.  Shareholders of the Company approved the Continuum Agreement on December 19, 2013, and the acquisition pursuant to the Continuum Agreement closed on December 31, 2013.

Accordingly, at the closing of the transactions entered into pursuant to the Flamingo Agreements and the Continuum Agreement, and upon instructions provided to the Company by the sellers of the Flamingo Units and the Continuum Unit (the “Units”), the Company issued to Capri on December 31, 2013 a net sum of 1,300,580 Ordinary Shares as consideration for the purchase of the Units.

Item 7.  Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

*1
Joint Filing Agreement, dated November 1, 2012 among Gesafi, Capri, Filippone, and PZ Nominees (incorporated by reference to Exhibit 1 to Amendment No. 3 of the Statement on Schedule 13D filed with the SEC on November 5, 2012).

24.1	Attorney's Certification dated January 29, 2014 certifying the signature authority of person(s) signing on behalf of Gesafi.

24.2	Attorney's Certification dated January 23, 2014 certifying the signature authority of person(s) signing on behalf of Capri.

24.3	Attorney's Certification dated January 23, 2014 certifying the signature authority of person(s) signing on behalf of Filippone.

*24.4
Attorney's Certification dated November 1, 2012 certifying the signature authority of person(s) signing on behalf of PZ Nominees II (incorporated by reference to Exhibit 24.4 to Amendment No. 3 of the Statement on Schedule 13D filed with the SEC on November 5, 2012).

*99.1	Share Purchase Agreement dated July 7, 2011 by and between Gesafi and Prescott (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed with the SEC on August 12, 2011).

*99.2
Second Loan Agreement dated May 27, 2006 between Tom Wyler and Capri (including the First Loan Agreement dated September 9, 2004 between Tom Wyler and Capri which was filed as an exhibit to the Second Loan Agreement) (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.3
Deed of Pledge between Capri and Tom Wyler relating to 120,368 Ordinary Shares (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.4
Deed of Pledge between Capri and Tom Wyler relating to 360,000 million Ordinary Shares (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.5	Third Loan Agreement dated June 18, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

*99.6
Deed of Pledge between Capri and Tom Wyler relating to 563,382 Ordinary Shares (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

*99.7
Fourth Loan Agreement dated August 14, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.7 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.8
Deed of Pledge between Capri and Tom Wyler relating to 253,542 Ordinary Shares (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.9
Gesafi Loan Agreement dated May 26, 2011 between Tom Wyler and Gesafi (incorporated by reference to Exhibit 99.10 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.10
Deed of Pledge between the Gesafi and Tom Wyler relating to 500,000 Ordinary Shares (incorporated by reference to Exhibit 99.11 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.11
Agreement between The Capri Family Foundation and Tom Wyler dated September 12, 2012 relating to 1,297,290 Ordinary Shares (for Exhibit A to this Agreement, see First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement, referenced above in Exhibits 99.2, 99.5, and 99.7) (incorporated by reference to Exhibit 99.12 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

*99.12
Agreement between Gesafi Real Estate S.A. and Tom Wyler dated September 12, 2012 relating to 500,000 Ordinary Shares (for Exhibit A to this Agreement, see Gesafi Loan Agreement, referenced above in Exhibit 99.9) (incorporated by reference to Exhibit 99.13 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

99.13	"Flamingo/South Beach I Condominium Purchase Agreement" between Optibase FMC, LLC and Red Headed Amazon, LLC dated November 19, 2013.

99.14	"Flamingo/South Beach I Condominium Purchase Agreement" between Optibase FMC, LLC and ISU Properties, L.P. dated November 19, 2013.

99.15	"'AS IS' Residential Contract For Sale And Purchase" between Optibase Real Estate Miami, LLC and ISU Properties, L.P. dated November 19, 2013.

*	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 23, 2014

For GESAFI REAL ESTATE S.A. /s/ Luz M. Arcia F. Luz M. Arcia F.* Treasurer and Director /s/ Ruth Giannina de Sanchez Ruth Giannina de Sanchez* Secretary and Director

For THE CAPRI FAMILY FOUNDATION

/s/ Daniel Ernesto Tribaldos
Daniel Ernesto Tribaldos**
President, The Capri Family Foundation Council

/s/ Gabriel Tribaldos
Gabriel Tribaldos**
Treasurer, The Capri Family Foundation Council

/s/ Raul Castro Raul Castro** Secretary, The Capri Family Foundation Council

For FILIPPONE BUSINESS S.A.

/s/ Jose E. Silva /s/ Dianeth M. de Ospino /s/ Marta de Saavedra
Jose E. Silva, Dianeth M. de Ospino, Marta de Saavedra ***
Liquidator

For PZ NOMINEES II S.A.

/s/ Itzel C. de Blanco
Itzel C. de Blanco****
President and Director

/s/ Albalyra Morales
Albalyra Morales****
Secretary and Director

* Evidence of signature authority attached hereto as Exhibit 24.1.

** Evidence of signature authority attached hereto as Exhibit 24.2.

*** Evidence of signature authority attached hereto as Exhibit 24.3.

**** Evidence of signature authority attached hereto as Exhibit 24.4.

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of GESAFI REAL ESTATE S.A. (“Gesafi”). Unless otherwise indicated, each person identified below is employed by Gesafi. The principal address of Gesafi, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with Gesafi and Business Address	Present Principal Occupation or Employment	Citizenship
Yessina A. Agudo	President and Director	Panama
Ruth Giannina de Sanchez	Secretary and Director	Panama
Luz M. Arcia	Treasurer and Director	Panama

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of THE CAPRI FAMILY FOUNDATION (“Capri”). Unless otherwise indicated, each person identified below is employed by Capri. The principal address of Capri, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with Capri and Business Address	Present Principal Occupation or Employment	Citizenship
Daniel Ernesto Tribaldos	President, Capri Council	Panama, Switzerland
Gabriel Tribaldos	Treasurer, Capri Council	Panama
Raul Castro	Secretary, Capri Council	Panama

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of PZ Nominees II S.A. (“PZ Nominees II”). Unless otherwise indicated, each person identified below is employed by PZ Nominees II. The principal address of PZ Nominees II, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with PZ Nominees II and Business Address	Present Principal Occupation or Employment	Citizenship
Itzel C. de Blanco	President and Director	Panama
Clelia Chong	Treasurer and Director	Panama
Albalyra Morales	Secretary and Director	Panama